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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMPUTER SCIENCES CORPORATION
                           (Name of Subject Company)

                         ------------------------------

                          CAI COMPUTER SERVICES CORP.
                    COMPUTER ASSOCIATES INTERNATIONAL, INC.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
         SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                   20536310-4
                     (CUSIP Number of Class of Securities)

                                  SANJAY KUMAR
                     PRESIDENT AND CHIEF OPERATING OFFICER
                  C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                         ONE COMPUTER ASSOCIATES PLAZA
                         ISLANDIA, NEW YORK 11788-7000
                           TELEPHONE: (516) 342-5224
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

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                                   COPIES TO:
                              SCOTT F. SMITH, ESQ.
                             HOWARD, DARBY & LEVIN
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 841-1000

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    This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on February 17, 1998 (the "Schedule 14D-1"), relating to the offer by CAI Computer Services Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), to purchase all outstanding shares of Common Stock, par value $1.00 per Share, of Computer Sciences Corporation, a Nevada corporation, together with (unless and until the Purchaser declares that the Rights Condition has been satisfied) the Series A Junior Participating Preferred Stock Purchase Rights associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $108 per Share (and associated Right) net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(e) is hereby supplemented as follows:

    On February 17, 1998, Computer Associates filed with the United States District Court for the District of Nevada a complaint seeking declaratory and injunctive relief (the "Complaint") and a Brief in support of its Motion for Expedited Declaration and on the merits of the relief requested in the Complaint. Copies of the Complaint and the Brief are filed as Exhibits (g)(1) and (g)(2) respectively, to this Statement, and are incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(g)(1)     Complaint of Computer Associates seeking Declaratory and Injunctive Relief, filed with the United States District Court for the District of Nevada on February 17,
           1998.

(g)(2)     Brief in Support of Motion for Expedited Hearings on Claims for Declaratory Relief
           and on the Merits of the Relief Requested, filed with the United States District
           Court for the District of Nevada on February 17, 1998.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 18, 1998

                                CAI COMPUTER SERVICES CORP.

                                BY   /S/ PETER SCHWARTZ
                                     -----------------------------------------
                                     Name: Peter Schwartz
                                     Title:  Vice President and Treasurer

                                COMPUTER ASSOCIATES INTERNATIONAL, INC.

                                BY   /S/ PETER SCHWARTZ
                                     -----------------------------------------
                                     Name: Peter Schwartz
                                     Title:  Senior Vice President and
                                           Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                                   EXHIBIT NAME
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(g)(1)     Complaint of Computer Associates seeking Declaratory and Injunctive Relief, filed with the United States
           District Court for the District of Nevada on February 17, 1998.

(g)(2)     Brief in Support of Motion for Expedited Hearings on Claims for Declaratory Relief and on the Merits of
           the Relief Requested, filed with the United States District Court for the District of Nevada on February
           17, 1998.